UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.
MARKET ANNOUNCEMENT
Ultrapar announces the closing of the sale of Oxiteno

São Paulo, April 1, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar" or “Company”) in addition to the Material Notice of August 16, 2021 and the Market Announcement of March 7, 2022, announces the conclusion of the sale of Oxiteno S.A. – Indústria e Comércio (“Oxiteno”) to Indorama Ventures PLC.

Pursuant to the Share Purchase Agreement, the initial payment of US$ 1,150,000,000.00, adjusted by the variations in working capital and net debt position of US$ 176,355,814.16, resulted in the total initial payment of US$ 1,326,355,814.16, which was settled today. This amount is still subject to final working capital and net debt adjustments. The final payment of US$ 150,000,000.00 will be settled in April 2024.

Consistent with the information that the Company has been providing to its shareholders and to the capital markets, the sale of Oxiteno is an important step of Ultrapar’s portfolio review process, seeking greater complementarity and synergies among its businesses.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)